SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25


                                                 Commission File Number  0-26463


   (Check One):  | | Form 10-K    | | Form 11-K   | | Form 20-F   |X| Form 10-Q

| |  Form N-SAR

     For Period Ended: June 30, 2004
                       ---------------------------------------------------------

|_| Transition Report on Form 10-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F
|_| Transition Report on Form N-SAR
|_| Transition Report on From 11-K
         For the Transition Period Ended:
                                          --------------------------------------

    Read attached instruction sheet before preparing form. Please print or type.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant         MILITARY RESALE GROUP, INC.

Former name if applicable

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Address of principal executive office (Street and number)
                         2180 Executive Circle
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City, state and zip code         Colorado Springs, Colorado 80906
                         -------------------------------------------------------

PART II

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         |X|  (a)   The reasons described in reasonable detail in Part III of
                    this form could not be eliminated without unreasonable effort or expense;

         |X|  (b)   The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date;

         |_|  (c)   The accountant's statement or other exhibit required by
                    Rule 12b-25(c) has been attached if applicable.

PART III

         State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

                  We have not had sufficient resources available to complete our financial statements for the quarter ended June , 2004 on a timely basis. As a result, we are unable to file our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004 within the prescribed time period without unreasonable effort and expense. We intend to file our Quarterly Report on Form 10-QSB within the extension period provided for under Rule 12b-25.


PART IV

         (1) Name and telephone number of person to contact in regard to this notification.

                       Eric M. Hellige                      (212) 421-4100
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         (2)      Have all other periodic reports required under section 13 or
                  15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes |X|                   No |_|

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes |_|                   No |X|

         MILITARY RESALE GROUP, INC.. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 17, 2004                  By     /s/Ethan D. Hokit
                                           ----------------------------
                                           Name:   Ethan D. Hokit
                                           Title:  President